Exhibit 12.1

Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth the calculation of our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown (in millions):

	Fiscal Year
	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges:
Fixed charges [1]	$394	$330	$372	$536	$512
Net income (loss) available (attributable) to common shareholders before provision for income taxes	595	187	(256)	1,245	1,267
Earnings	$989	$517	$116	$1,781	$1,779

Ratio of earnings to fixed charges	2.51	1.57	0.31	3.32	3.47

Ratio of earnings to combined fixed charges and preferred stock dividends:
Fixed charges [1]	$394	$330	$372	$536	$512
Preferred stock dividends	28	28	23	14	10
Combined fixed charges and preferred stock dividends	422	358	395	550	522
Net income (loss) available (attributable) to common shareholders before provision for income taxes	595	187	(256)	1,245	1,267
Earnings	$1,017	$545	$139	$1,795	$1,789

Ratio of earnings to combined fixed charges and preferred stock dividends	2.41	1.52	0.35	3.26	3.43
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1.	Fixed charges consist of interest expense, as defined under U.S. generally accepted accounting principles, on all indebtedness.